Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

June 30, 2021

Division of Corporation Finance

Office of Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aquaron Acquisition Corp. Draft Registration Statement on Form S-1 Submitted May 28, 2021 CIK No. 0001861063

Dear SEC Officers:

On behalf of our client, Aquaron Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 24, 2021 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form S-1

Cover Page

1.	Reference is made to the last sentence of the first paragraph where you disclose that you will target businesses in Asia. We note your disclosure in the second risk factor on page 45 that you initially plan to focus on a target business with operations located in the People’s Republic of China. We also note the first sentence of the fifth paragraph on page 5 where you disclose that you initially plan to prioritize the United States. Please reconcile the disclosure throughout the prospectus.

Response: The disclosure on pages 5 and 45 of the Amended S-1 has been revised in accordance with the Staff’s comment.

2.	Reference is made to the first sentence of the fifth paragraph. Please revise to indicate how many private units will be purchased by Chardon and Aquaron Investments separately. We note the fourth bullet point on page 1.

Response: The disclosure on Cover Page of the Amended S-1 has been revised in accordance with the Staff’s comment by adding the private units allocation between Chardan and Aquaron Investments.

Los Angeles     New York     Chicago     Nashville    Washington, DC    San Francisco    Beijing    Hong Kong      www.loeb.com

A limited liability partnership including professional corporations

Acquisition Strategy and Industry Opportunity, page 2

3.	Please remove references on page 3 to previous SPACs and IPOs unless you can demonstrate how these transactions are specifically relevant to your company or management.

Response: The disclosure on pages 3 and 64 of the Amended S-1 has been revised in accordance with the Staff’s comment.

4.	Please provide us with the basis for each of your statements in paragraphs two, four, five and six relating to industry outlooks.

Response: Reference materials are attached as Exhibit I to this letter and the specific references have been highlighted on pages of 5, 25, 116, 130, 213, 215, 237, 247, 256, 261, 262, 278, 298, 346 and 353 of this correspondence letter.

Background and Competitive Strengths, page 2

5.	Reference is made to the first sentence of the second paragraph. Please name the deal and clarify how Mr. Wang was “deeply involved.” Please also provide support that the MergerMarket journalists are “outstanding and focused.” Finally, provide us with any available MergerMarket article relating to the award.

Response: The disclosure on pages 3 and 63 of the Amended S-1 has been revised in accordance with the Staff’s comment by deleting the deal Mr. Wang was deeply involved in.

Stockholder approval of, or tender offer in connection with, initial business combination, page 13

6.	In the second paragraph on page 14, please clarify whether the 3.78% of your public shares takes into account the shares held by Chardan. In addition, please include this disclosure in the carryover risk factor on pages 29-30.

Response: The disclosure on pages 14, 29 and 70 of the Amended S-1 has been revised in accordance with the Staff’s comment by adding the assumption that Chardan votes for the transaction.

Liquidation if no business combination, page 15

7.	Please disclose here, on the cover page and throughout the prospectus, if true, that public stockholders will not have the right to vote on an extension and will not have redemption rights at nine or twelve months unless you do not extend the offering for an additional three months and an initial business combination has not been completed.

Response: The following disclosure was made to page 6 “Our public stockholders will not have the right to vote on such extensions and will not have redemption rights at the end of the 9th month or 12th the month from the closing of this offering.” Substantially similar disclosure has been included on 15, 16, 71 of the amended S-1 in accordance with the Staff’s comments.

Principal Stockholders, page 86

8.	It appears that Chardan may be a beneficial owner of more than 5% of your outstanding common stock. Please revise to include Chardan in the table or tell us why you do not believe this is required.

Response: At the closing of the offering, assuming the over-allotment option is not exercised, Chardan is expected to own (i) 50,000 private units purchased on a private placement basis simultaneously with the consummation of this offering, (ii) a Unit Purchase Option to purchase 300,000 units, which is not exercisable until the closing of a business combination, and (iii) 37,500 representative shares as deferred underwriting discounts to be issued until the closing of a business combination. Since the Unit Purchase Option is not exercisable and the representative shares won’t be issued until the closing of a business combination, those securities would not be included in the beneficial ownership calculation. In addition, the 50,000 rights underlying the private units are not convertible until the closing of a business combination. Therefore, as of closing of the offering, Chardan will beneficially own 50,000 ordinary shares underlying units, which would be approximately 0.77% of the total issued and outstanding shares of common stock after consummation of this offering. Therefore, we believe that Chardan is not required to be included in the beneficial ownership table.

9.	Reference is made to footnote 3 of the table. Please tell us why Mr. Yating Wang is not considered a beneficial owner or revise the beneficial ownership table accordingly.

Response: The disclosure on page 86 of the Amended S-1 has been revised in accordance with the Staff’s comment by adding Mr. Yating Wang to the beneficial owner table.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

2

Exhibit I. References

Exhibit I